EXHIBIT 4.10

AMENDMENT NO. 1 TO WARRANT TO PURCHASE STOCK

THIS AMENDMENT NO. 1 TO WARRANT TO PURCHASE STOCK (this “Amendment No.1”) is made as of May 7, 2013 by and between SVB Financial Group (“Holder”) and Alimera Sciences, Inc., a Delaware corporation (the “Company”).

WHEREAS, Holder is the holder, by assignment from Silicon Valley Bank (“Bank”), of that certain Warrant to Purchase Stock dated as of October 14, 2010 issued by the Company to Bank (the “Warrant”); and

WHEREAS, as additional consideration to Bank for its agreements in connection with certain modifications of even date herewith to the loan arrangement between the Company and Bank, the parties hereto desire to amend the Warrant in the manner set forth below;

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.    Warrant Amendment.     The Warrant is hereby amended so that, from and after the date of this Amendment No. 1, (i) the Warrant Price (as defined therein) shall be $2.86, and (ii) the number of Shares (as defined in the Warrant) for which the Warrant shall be exercisable shall be 31,818, all subject to further adjustment thereafter from time to time in accordance with the provisions of the Warrant.

2.    Number of Shares.    Holder and the Company acknowledge and agree that the Term B Loan (as defined in the Warrant) has not been and will not be made to the Company, and therefore that the Warrant has not and will not become exercisable for any Additional Shares (as defined in the Warrant). Since the original issuance of the Warrant to Bank to the date of this Amendment No. 1, there has occurred no event of a type described in Article 2 of the Warrant for which an adjustment to the Warrant Price, Class (as defined in the Warrant) or number of Shares was made or required to be made. As of the date hereof and immediately prior to the execution and delivery of this Amendment No. 1, the number of Shares for which the Warrant is exercisable is 15,909.

3.    Corporate Authority.    The execution and delivery by the Company of this Amendment No. 1 has been duly authorized by all necessary actions of its Board of Directors and stockholders.

4.    No Other Amendments.    Except as amended hereby, the Warrant shall remain in full force and effect as originally written.

5.    Governing Law. This Amendment No. 1 shall be governed by and construed in accordance with the internal domestic laws of the State of Delaware, without giving effect to its principles regarding conflicts of law.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Warrant to Purchase Stock as of the date first above written.

ALIMERA SCIENCES, INC.

By:	/s/ Richard S. Eiswirth, Jr.
Name:	Richard S. Eiswirth, Jr.
Title:	Chief Financial Officer and Chief Operating Officer

SVB FINANCIAL GROUP

By:	/s/ Michael Krose
Name:	Michael Krose
Title:	Treasurer

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